

February 14, 2013

Via E-mail
Mr. Daniel J. Hanrahan
President and Chief Executive Officer
Regis Corporation
7201 Metro Boulevard
Edina, MN 55436

> **Re:** **Regis Corporation**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed August 29, 2012**
> **File No. 1-12725**
> **Form 10-Q for the Quarterly Period Ended December 31, 2012**
> **Filed February 4, 2013**
> **File No. 1-12725**

Dear Mr. Hanrahan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gross Margin (Excluding Depreciation), Service Margin (Excluding Depreciation) and Product Margin (Excluding Depreciation), pages 47 and 48

1.   Since you exclude depreciation from gross, service and product margins, these measures are non-GAAP. To avoid placing undue prominence to such non-GAAP measures,

please present them after your discussion of GAAP operating results. Additionally, reconcile each non-GAAP measure to the most comparable GAAP measure, "gross margin" that includes the allocation of applicable depreciation and amortization in cost of revenue. Please revise or advise.

Form 10-Q for the Quarterly Period Ended December 31, 2012

Management's Overview, page 28

2.   We note your reference to the review of your non-core assets. Please tell us and discuss in more detail the nature of your review and any impact such review may have on your future operations. We note that the Company has disposed of its Hair Restoration Business and its equity interest in Provaillance, a substantial component of its European operations, during the first half of fiscal year 2013.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director